# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Bitcoin Corp., CIK 0001755953
CUSIP: 02462A104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0002057754
Persons authorized to receive notices and communications: Alan Garten, 115 Eagle Tree Terrace, Jupiter, Florida (FL), 33477, (561) 973 1750

## Reporting persons
- Eric Trump (CIK 0002057754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 68,147,664; shared voting power 0; sole dispositive power 68,147,664; shared dispositive power 0; aggregate amount beneficially owned 68,147,664 (7.5% of the class)
  Comment: Calculated based on 176,363,237 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of the Issuer and 732,224,903 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Issuer outstanding as disclosed in the Current Report on Form 8-K of American Bitcoin Corp. (the "Issuer" or "ABTC") filed with the SEC on September 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: American Bitcoin Corp.
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: Mr. Eric Trump (the "Reporting Person") is an individual.
Residence or business address: The address of the Reporting Person is 115 Eagle Tree Terrace, Jupiter, Florida 33477.
Present principal occupation or employment: The principal occupation of the Reporting Person is Executive Vice President at the Trump Organization.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 9, 2025, the Issuer (formerly known as Gryphon Digital Mining, Inc.), GDM Merger Sub I Inc. ("Merger Sub Inc."), GDM Merger Sub II LLC ("Merger Sub LLC") and American Bitcoin Corp. ("Historical ABTC") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for, among other things, (i) the merger of Merger Sub Inc. with and into Historical ABTC, with Historical ABTC surviving the merger (the "First Merger") as a direct, wholly owned subsidiary of the Issuer and (ii) immediately following the First Merger, the merger of Historical ABTC with and into Merger Sub LLC, with Merger Sub LLC surviving as a direct, wholly owned subsidiary of the Issuer (the "Second Merger" and, together with the First Merger, the "Mergers"). In connection with the Mergers, the Issuer changed its name to "American Bitcoin Corp."

In accordance with the Merger Agreement, on September 3, 2025 (the "Closing Date"), at the closing of the Mergers (the "Closing"), the Issuer issued to the Reporting Person an aggregate of 68,147,664 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock, subject to the terms and conditions set forth in the Second Amended & Restated Certificate of Incorporation of the Issuer (the "Issuer Charter"). Each share of (a) Class B Common Stock entitles the holder thereof to 10,000 votes per share and (b) Class A Common Stock entitles the holder thereof to one vote per share.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described in this Schedule 13D at the Closing as described in Item 3. The information in Item 3 and Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. Subject to the terms of the agreements referenced in this Schedule 13D, the Reporting Person may, at any time and from time to time, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, and may engage in discussions with the Issuer's senior management, the board of directors of the Issuer (the "Board") and other relevant parties or encourage or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law and other restrictions, including the terms of the agreements referenced in this Schedule 13D, at any time and from time to time, to dispose of some or all of the shares of the Class B Common Stock or other securities of the Issuer that the Reporting Person may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any of such actions as the Reporting Person may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the comment section and row (13) for the aggregate number of shares of Class A Common Stock and percentage of the Class A Common Stock beneficially owned. The percentages used in this Schedule 13D are calculated based on 176,363,237 shares of Class A Common Stock and 732,224,903 shares of Class B Common Stock outstanding as disclosed in the Current Report on Form 8-K of the Issuer filed with the SEC on September 3, 2025. Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock, subject to the terms and conditions set forth in the Issuer Charter.

The Reporting Person directly holds 68,147,664 shares of Class B Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) for the number of shares of Class A Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6. The following contracts or arrangements are also in place with respect to the securities of the Issuer.

Investors' Rights Agreement

Concurrently with the execution of the Merger Agreement, the Issuer, Historical ABTC, American Bitcoin Holdings LLC ("ABH") and each of the other holders of Class B Common Stock (the "Class B Investors") entered into an Investors' Rights Agreement (as amended, supplemented or otherwise modified from time to time, the "IRA"). The operative provisions of the IRA became effective on the Closing Date. On September 10, 2025, the IRA was amended, effective as of the signing date of the IRA, to remove certain voting agreements among ABH and the Class B Investors with respect to the election of directors of the Issuer.

The IRA provides, subject to terms and conditions specified in the IRA, that for so long as the Reporting Person beneficially owns any shares of the Issuer, the Reporting Person will have the right to serve as a director of the Issuer. If the Reporting Person is entitled to serve on the Board, then upon any written determination by the Reporting Person, the Issuer must take all necessary action to increase the size of the Board and appoint the Reporting Person to fill the newly created vacancy or (ii) include the Reporting Person in the slate of nominees recommended by the Board for election at the next applicable annual or special meeting of stockholders at which directors are to be elected.

The IRA also provides for certain registration rights with respect to the registration of shares of the Issuer held by the Class B Investors, including customary demand and "piggy-back" registration rights.

The IRA further provides that, at all times when the Issuer qualifies as a "controlled company" under the applicable rules of Nasdaq, except to the extent otherwise agreed in writing by ABH, the Issuer will take all necessary action to avail itself of all "controlled company" exemptions to the rules of Nasdaq or any other exchange on which the equity securities of the Issuer are then listed and will comply with all requirements under the law and all applicable disclosure requirements to take such actions.

The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA and Amendment No. 1 to the IRA, copies of which are attached as Exhibits 99.2 and 99.3, respectively, to this Schedule 13D and are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1: Agreement and Plan of Merger, dated as of May 9, 2025, by and among the Issuer, Merger Sub Inc., Merger Sub LLC and Historical ABTC (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on May 12, 2025).

99.2: Investors' Rights Agreement, dated as of May 9, 2025 (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed on May 12, 2025).

99.3: Amendment No. 1 to Investors' Rights Agreement, dated as of September 10, 2025.

## Signatures
- Eric Trump: /s/ Eric Trump, Eric Trump (09/10/2025)